Exhibit 21.1

List of Principal Subsidiaries of MOL Global, Inc.

Subsidiaries	Place of Incorporation
MOL AccessPortal Sdn. Bhd.	Malaysia
MOL AccessPortal Co. Ltd.	Thailand
Zest Interactive Co. Ltd.	Thailand
MOLPay Sdn. Bhd.	Malaysia
MyCNX Holdings (M) Sdn. Bhd.	Malaysia
MOL Turkey Bilgi Sistemleri Yayincilik Gida ve Tekstil Sanayi Ticaret Anonim Sirketi	Turkey
Sihirli Kule Bilgi Sistemleri Ltd.	Cyprus
MOL AccessPortal, Inc.	Philippines
Uniwiz Trade Sales, Inc.	Philippines
MOL AccessPortal Pte. Ltd.	Singapore
Nganluong Joint Stock Company	Vietnam
PT MOL AccessPortal	Indonesia
MOL AccessPortal Pvt. Ltd.	India
Rixty, Inc.	United States of America
Rixty Brasil Intermediação e Agenciamento de Negócios Ltda.	Brazil
MOL AccessPortal Pty. Ltd.	Australia
MOL AccessPortal Co. Ltd.	Taiwan